Exhibit 13.2

FIRST QUARTER REPORT 2005

Selected Quarterly Consolidated Financial Data (1)

(unaudited)	2005	2004				2003
(millions of dollars except per share amounts)	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	1,305	1,407	1,247	1,278	1,266	1,319	1,391	1,311
Net Income applicable to common shares
Continuing operations	232	184	192	388	214	193	198	202
Discontinued operations	—	—	52	—	—	—	50	—
	232	184	244	388	214	193	248	202

Share Statistics
Net income per share - Basic and diluted
Continuing operations	$0.48	$0.38	$0.40	$0.81	$0.44	$0.40	$0.41	$0.42
Discontinued operations	—	—	0.11	—	—	—	0.11	—
	$0.48	$0.38	$0.51	$0.81	$0.44	$0.40	$0.52	$0.42

(1) The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP.  For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 22 of TCPL’s 2004 audited consolidated financial statements included in TCPL’s 2004 Annual Report.

Factors Impacting Quarterly Financial Information

In the Gas Transmission business, which consists primarily of the company’s investments in regulated pipelines, annual revenues and net income from continuing operations (net earnings) fluctuate over the long term based on regulators’ decisions and negotiated settlements with shippers.  Generally, quarter over quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions and negotiated settlements with shippers and due to items outside of the normal course of operations.

In the Power business, which consists primarily of the company’s investments in electrical power generation plants, quarter over quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

Significant items which impacted the last eight quarters’ net earnings are as follows.

•             Second quarter 2003 net earnings included a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty that had previously defaulted under power forward contracts.

•             Third quarter 2003 net earnings included TCPL’s $11 million share of a positive future income tax benefit adjustment recognized by TransGas.

•             First quarter 2004 net earnings included approximately $12 million of income tax refunds and related interest.

•             Second quarter 2004 net earnings included after-tax gains related to Power LP of $187 million, of which $132 million were previously deferred and were being amortized into income to 2017.

•             In third quarter 2004, the EUB’s decisions on the GCOC and Phase I of the 2004 GRA resulted in lower earnings for the Alberta System compared to the previous quarters.  In addition, third quarter 2004 included a $12 million after-tax adjustment related to the release of previously established restructuring provisions and recognition of $8 million of non-capital loss carry forwards.

•             In fourth quarter 2004, TCPL completed the acquisition of GTN, thereby recording $14 million of net earnings from the November 1, 2004 acquisition date.  Power recorded a $16 million pre-tax positive impact of a restructuring transaction related to power purchase contracts between OSP and Boston Edison in Eastern Operations.

•             In first quarter 2005, net earnings included a $48 million after-tax gain related to the sale of PipeLines LP units.  Power earnings included a $10 million after-tax cost for the restructuring of natural gas supply contracts by OSP.  In addition, Bruce Power’s equity income was lower than previous quarters due to the impact of planned maintenance outages and the increase in operating costs as a result of moving to a six-unit operation.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America.  For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the United States Securities and Exchange Commission.  TCPL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

Three months ended March 31 (unaudited)
(millions of dollars)	2005	2004

Revenues	1,305	1,266

Operating Expenses
Cost of sales	160	166
Other costs and expenses	424	368
Depreciation	250	232
	834	766

Operating Income	471	500

Other Expenses/(Income)
Financial charges	207	207
Financial charges of joint ventures	16	14
Equity income	(41)	(58)
Interest income and other	(24)	(15)
Gain related to PipeLines LP	(80)	—
	78	148

Income before Income Taxes and Non-Controlling Interests	393	352

Income Taxes
Current	161	103
Future	(12)	23
	149	126

Non-Controlling Interests	6	6

Net Income	238	220
Preferred Share Dividends	6	6
Net Income Applicable to Common Shares	232	214

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flows

Three months ended March 31 (unaudited)
(millions of dollars)	2005	2004

Cash Generated From Operations
Net income	238	220
Depreciation	250	232
Gain related to PipeLines LP, net of current tax expense (Note 5)	(30)	—
Equity income in excess of distributions received	(34)	(51)
Pension funding in excess of expense	(7)	(12)
Future income taxes	(12)	23
Non-controlling interests	6	6
Other	(4)	(3)
Funds generated from operations	407	415
Increase in operating working capital	(46)	(42)
Net cash provided by continuing operations	361	373
Net cash provided by/(used in) discontinued operations	4	(2)
	365	371
Investing Activities
Capital expenditures	(108)	(101)
Disposition of assets	151	—
Deferred amounts and other	(58)	(49)
Net cash used in investing activities	(15)	(150)

Financing Activities
Dividends	(146)	(140)
Advances from parent	(75)	—
Notes payable issued/(repaid), net	244	(229)
Long-term debt issued	300	665
Reduction of long-term debt	(321)	(476)
Non-recourse debt of joint ventures issued	5	6
Reduction of non-recourse debt of joint ventures	(7)	(9)
Common shares issued	80	—
Net cash provided by/(used in) financing activities	80	(183)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	2	4

Increase in Cash and Short-Term Investments	432	42

Cash and Short-Term Investments
Beginning of period	187	337

Cash and Short-Term Investments
End of period	619	379

Supplementary Cash Flow Information
Income taxes paid	192	161
Interest paid	190	172

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

(millions of dollars)	March 31, 2005 (unaudited)	December 31, 2004
ASSETS
Current Assets
Cash and short-term investments	619	187
Accounts receivable	539	627
Inventories	170	174
Other	142	120
	1,470	1,108
Long-Term Investments	833	840
Plant, Property and Equipment	18,594	18,704
Other Assets	1,526	1,459
	22,423	22,111

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	790	546
Accounts payable	1,044	1,215
Accrued interest	234	214
Current portion of long-term debt	773	766
Current portion of non-recourse debt of joint ventures	81	83
	2,922	2,824
Deferred Amounts	848	783
Long-Term Debt	9,703	9,713
Future Income Taxes	491	509
Non-Recourse Debt of Joint Ventures	779	779
Preferred Securities	556	554
	15,299	15,162

Non-Controlling Interests	81	76

Shareholders’ Equity
Preferred shares	389	389
Common shares	4,712	4,632
Contributed surplus	271	270
Retained earnings	1,737	1,653
Foreign exchange adjustment	(66)	(71)
	7,043	6,873
	22,423	22,111

See accompanying notes to the consolidated financial statements.

Consolidated Retained Earnings

Three months ended March 31 (unaudited)
(millions of dollars)	2005	2004
Balance at beginning of period	1,653	1,185
Net income	238	228
Preferred securities charges	—	(8)
Preferred share dividends	(6)	(6)
Common share dividends	(148)	(140)

	1,737	1,259

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(Unaudited)

1.              Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The accounting policies applied are consistent with those outlined in TCPL’s annual financial statements for the year ended December 31, 2004 except as stated below.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.  These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TCPL’s 2004 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated.  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company’s significant accounting policies.

2.              Accounting Change

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005,  the company adopted the provisions of the Canadian Institute of Chartered Accountants amendment to the existing Handbook Section “Financial Instruments – Disclosure and Presentation” which provides guidance for classifying certain financial instruments that embody obligations that may be settled by issuance of the issuer’s equity shares as debt when the instrument does not establish an ownership relationship.  In accordance with this amendment, TCPL reclassified the non-controlling interest component of preferred securities as long-term debt.

This accounting change was applied retroactively with restatement of prior periods.  The impact of this change on TCPL’s net income in first quarter 2005 and prior periods was nil.

The impact of the accounting change on the company’s consolidated balance sheet as at December 31, 2004 is as follows.

(unaudited - millions of dollars)	Increase/(Decrease)
Deferred Amounts (1)	135
Preferred Securities	535
Non-Controlling Interest
Preferred securities of subsidiary	(670)
Total Liabilities and Shareholders’ Equity	—

(1) Regulatory deferral

3.              Segmented Information

Three months ended March 31	Gas Transmission		Power		Corporate		Total
(unaudited - millions of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	995	949	310	317	—	—	1,305	1,266
Cost of sales	—	—	(160)	(166)	—	—	(160)	(166)
Other costs and expenses	(306)	(285)	(116)	(81)	(2)	(2)	(424)	(368)
Depreciation	(232)	(212)	(18)	(20)	—	—	(250)	(232)
Operating income/(loss)	457	452	16	50	(2)	(2)	471	500
Financial charges and non-controlling interests	(187)	(196)	(2)	(2)	(30)	(21)	(219)	(219)
Financial charges of joint ventures	(14)	(14)	(2)	—	—	—	(16)	(14)
Equity income	11	10	30	48	—	—	41	58
Interest income and other	14	3	3	4	7	8	24	15
Gain related to PipeLines LP	80	—	—	—	—	—	80	—
Income taxes	(150)	(106)	(15)	(35)	16	15	(149)	(126)
Net Income Applicable to Common Shares	211	149	30	65	(9)	—	232	214

Total Assets

(millions of dollars)	March 31, 2005	December 31, 2004
	(unaudited)
Gas Transmission	18,144	18,409
Power	2,915	2,802
Corporate	1,360	893
Continuing Operations	22,419	22,104
Discontinued Operations	4	7
	22,423	22,111

4.              Risk Management and Financial Instruments

The following represents the material changes to the company’s risk management and financial instruments since December 31, 2004.

Energy Price Risk Management

The company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio.  Heat rate contracts are contracts for the sale or purchase of power that are priced based on a natural gas index.  The fair values and notional volumes of the swap, option, future and heat rate contracts are shown in the tables below.  In accordance with the company’s accounting policy, each of the derivatives in the table below is recorded on the balance sheet at its fair value at March 31, 2005 and December 31, 2004.

Power

		March 31, 2005 (unaudited)	December 31, 2004
Asset/(Liability) (millions of dollars)	Accounting Treatment	Fair Value	Fair Value

Power - swaps
(maturing 2005 to 2011)	Hedge	(35)	7
(maturing 2005)	Non-hedge	2	(2)
Gas - swaps, futures and options
(maturing 2005 to 2016)	Hedge	(24)	(39)
(maturing 2005)	Non-hedge	(5)	(2)
Heat rate contracts
(maturing 2005 to 2006)	Hedge	—	(1)

Notional Volumes

March 31, 2005	Accounting	Power (GWh)		Gas (Bcf)
(unaudited)	Treatment	Purchases	Sales	Purchases	Sales

Power - swaps
(maturing 2005 to 2011)	Hedge	1,752	7,237	—	—
(maturing 2005)	Non-hedge	330	—	—	—
Gas - swaps, futures and options
(maturing 2005 to 2016)	Hedge	—	—	78	74
(maturing 2005)	Non-hedge	—	—	3	6
Heat rate contracts
(maturing 2005 to 2006)	Hedge	—	76	—	—

Notional Volumes

	Accounting	Power (GWh)		Gas (Bcf)
December 31, 2004	Treatment	Purchases	Sales	Purchases	Sales

Power - swaps	Hedge	3,314	7,029	—	—
	Non-hedge	438	—	—	—

Gas - swaps, futures and options	Hedge	—	—	80	84
	Non-hedge	—	—	5	8

Heat rate contracts	Hedge	—	229	2	—

5.              Disposition

In March 2005, TCPL sold 3.5 million common units of TC PipeLines, LP (PipeLines LP) for US$37.04 per unit, resulting in net proceeds to the company of approximately $151 million and an after-tax gain of approximately $48 million. The net gain was recorded in the Gas Transmission segment and the company recorded a $32 million tax charge, including $50 million of current income tax expense, on this transaction. In April 2005, underwriters purchased an additional 74,200 common units, exercising, in part, their option to purchase up to 525,000 additional units on the same terms and conditions as the 3.5 million common units already sold.  PipeLines LP did not receive any proceeds from the sale of the common units.  Subsequent to this transaction and the underwriter’s exercise of their option, TCPL continues to own a 13.4 per cent interest in PipeLines LP represented by the general partner interest of 2.0 per cent as well as an 11.4 per cent limited partner interest.

6.              Employee Future Benefits

The net benefit plan expense for the company’s defined benefit pension plans and other post-employment benefit plans for the three months ended March 31 is as follows.

Three months ended March 31	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2005	2004	2005	2004
Current service cost	7	7	—	—
Interest cost	16	14	1	1
Expected return on plan assets	(16)	(14)	—	—
regulated business	—	—	1	1
Amortization of net actuarial loss	4	3	1	1
Amortization of past service costs	1	1	—	—
Net benefit cost recognized	12	11	3	3

TCPL welcomes questions from shareholders and potential investors.  Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S.  Mainland) or direct dial David Moneta at (403) 920-7911.  The investor fax line is (403) 920-2457.  Media Relations: Hejdi Feick/Kurt Kadatz at (403) 920-7859

Visit TCPL’s Internet site at: http://www.transcanada.com